# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: STAAR SURGICAL CO, CIK 0000718937
CUSIP: 852312305
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 25510 Commercentre Drive, Lake Forest, California (CA), 92630
Date of event which requires filing of this statement: 10/31/2025
Filed by CIK 0001912273
Persons authorized to receive notices and communications: Christopher Min Fang Wang, Unit 3703, 37/F AIA Tower, 183 Electric Road, North Point, Hong Kong, Hong Kong (K3), 00000, 852 37933457; Douglas Freeman, Esq., Goodwin Procter (Hong Kong) LLP, 38 Flr, Edinburgh Twr, 15 Queen's Road Central, Hong Kong, Hong Kong (K3), 00000, 852 3658 5328; Leonard Wood, Esq., Goodwin Procter LLP, The NYT Building, 620 Eighth Avenue, New York, New York (NY), 10018, 1 212 459 7058

## Reporting persons
- Yunqi Path Capital Master Fund: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,500,061; sole dispositive power 0; shared dispositive power 2,500,061; aggregate amount beneficially owned 2,500,061 (5.1% of the class)
- Yunqi Capital Limited (CIK 0001912273): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,500,061; sole dispositive power 0; shared dispositive power 2,500,061; aggregate amount beneficially owned 2,500,061 (5.1% of the class)
- Yunqi Capital Cayman Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,500,061; sole dispositive power 0; shared dispositive power 2,500,061; aggregate amount beneficially owned 2,500,061 (5.1% of the class)
- Christopher Min Fang Wang: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,500,061; sole dispositive power 0; shared dispositive power 2,500,061; aggregate amount beneficially owned 2,500,061 (5.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: STAAR SURGICAL CO
Address of issuer's principal executive offices: 25510 Commercentre Drive, Lake Forest, California (CA), 92630
Comment: This Amendment No. 4 amends the statement on Schedule 13D filed by Yunqi Capital Limited and other Reporting Persons on September 22, 2025, as amended on October 7, 2025, October 21, 2025 and October 27, 2025 (the "Schedule 13D").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by the addition of the following:

On October 31, 2025 (Hong Kong time), the Reporting Persons issued via press release (the "Fifth Press Release") an open letter to the board of directors of the Issuer (the "Board") calling for termination of the Proposed Merger. The Fifth Press Release questions the Issuer's adjournment and postponment of the special meeting of stockholders and urges the Issuer to heed the stockholder opposition already expressed through the special meeting voting process.The Fifth Press Release adds that the Board's composition would benefit from additional stockholder perspective and that the chief investment officer of Yunqi Capital Limited, Christopher M. Wang, would be pleased to serve on the Board to provide this perspective and would welcome conversations with the Board to that end. The foregoing description is qualified by reference to the full text of the Fifth Press Release, which is attached as Exhibit G to this Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

Exhibit G: Press Release, dated October 31, 2025

## Signatures
- Yunqi Path Capital Master Fund: /s/ Christopher Min Fang Wang, Christopher Min Fang Wang / Director (11/03/2025)
- Yunqi Capital Limited: /s/ Christopher Min Fang Wang, Christopher Min Fang Wang / Director (11/03/2025)
- Yunqi Capital Cayman Limited: /s/ Christopher Min Fang Wang, Christopher Min Fang Wang / Director (11/03/2025)
- Christopher Min Fang Wang: /s/ Christopher Min Fang Wang, Christopher Min Fang Wang (11/03/2025)